

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Peter Liu
Chief Executive Officer
Sonim Technologies, Inc.
4445 Eastgate Mall, Suite 200
San Diego, CA 92121

      Re: Sonim Technologies, Inc.
           Registration Statement on Form S-3
           Filed on April 9, 2024
           File No. 333-278577

Dear Peter Liu:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing

cc: Bill Haddad